December 31, 2012

VIA EDGAR
Ajay Koduri
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AmpliTech Group Inc. Amendment No.1 on Registration Statement on Form S-1 Filed December 11, 2012 File No. 333-183291

Dear Mr. Koduri:

We hereby submit the responses of AmpliTech Group Inc., (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 21, 2012, to Fawad Maqbool, Chief Executive Officer of the Company in regard to the above-referenced Amendment No.1 on Registration Statement on Form S-1 filed on December 11, 2012 (“Amendment No.1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in the Amendment No.2 to Form S-1 (the “Amendment No.2”), filed with the Securities and Exchange Commission on December [__], 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
We note your response to comment 1 from our letter dated September 7, 2012.  However, we continue to believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that the selling shareholders received their share for nominal consideration shortly before the registration statement was filed and the offering continues to involve the majority of non-affiliate shares. Therefore, please identify all the selling shareholders as underwriters and fix the sales price to the public for the duration of the offering.

Response: We have identified the selling shareholders as underwriters and fixed the offering price for their shares for the duration of the offering.

Report of Independent Registered Public Accounting Firm, page F-2

2.
We note that you have restated your financial statements and the related financial statement footnotes. In this regard, your auditor should include a reference to your restatement in his report in accordance with AS 6 paragraph 9, which states "[t]he correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec. 508." Furthermore, AU 561 paragraph 6 (a) states that "the reasons for the revision (restatement) usually should be described in a note to the financial statements and referred to in the auditor's report." Please revise or advise.

Response: Our auditor Sam Kan & Company has revised its report to include the following paragraph.

“As discussed in Note 16 Correction of Error Financial Statements to the financial statements, the Company has restated the financial statements for year ended December 31, 2011 and 2010 due to the reverse merger activity with Bayview Acquisition Corporation.”

Notes to Audited Financial Statements, page F-7

3.
We note your response to comment 15 from our letter dated September 7, 2012. Furthermore, it appears the restatement is a correction of an error. Accordingly, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item, or advise us.

Response: We have revised the footnotes to the financial statements for the years ended December 31, 2011 and 2010 to include Note 16 to provide all required disclosures as found in ASC 250-10-50-7 through 50-10 as applicable.

Capital Stock, page F-26

4.
Please disclose and explain to us how you accounted for the 741,600 shares of common stock issued to the Bayview shareholders on the closing date, which under reverse recapitalization accounting is considered in substance to have been issued by AmpIiTech.

Response: We have revised the Consolidated Statement of Stockholders’ Equity - Restated for the year ended December 31, 2010 and related footnote disclosures to clarify the issuance of the additional 741,600 shares to the Bayview shareholders on the closing date, which were accounted for as part of the reverse merger recapitalization. These shares plus the 458,400 Bayview shares issued and outstanding prior to closing the share exchange total 1,200,000 shares, or 6% on a fully diluted basis.

Accountants' Consent

5.	Please have Sam Kan & Company revise their letter of consent to also consent to being identified under the caption “Experts.”

Response: Our auditor Sam Kan & Company has revised its letter of consent to being identified under the caption “Experts.”

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fawad Maqbool
Fawad Maqbool
President and Chief Executive Officer